EXHIBIT 99.10

Source: Ultimate Acquisition Partners, LP

Ultimate Acquisition Partners to Acquire Ultimate Electronics and SoundTrack Stores

Wednesday April 20, 2005

LAS VEGAS, Nevada, April 20, 2005 /PRNewswire-FirstCall/ — Ultimate Acquisition Partners, L.P. (“UAP” or “Ultimate”) announced today that it has purchased from Ultimate Electronics, Inc. (OTC:ULTEQ) 32 Ultimate Electronics and SoundTrack stores together with their trade names and other corporate assets. The purchased stores are located in the metropolitan areas of Denver, Colorado Springs, Boulder, Ft. Collins, Minneapolis, Las Vegas, Phoenix, Albuquerque, Oklahoma City, Tulsa, St. Louis and Wichita. UAP is owned by Mark Wattles Enterprises, LLC. Plans call for the stores to remain substantially the same, except for enhancements to inventory, to insure the broadest and best selection of audio/video products in the market today. Substantially all of the employees at the Ultimate Electronics corporate headquarters and in the 32 stores will transfer to UAP.

Commenting on the purchase, Mark Wattles, who will be Chairman and CEO of UAP, said, “I fell in love with the Ultimate store concept the first time I toured the stores in Phoenix, Arizona. At the time, I lived in Oregon where there were no Ultimate stores. In 2000, after moving to Las Vegas, where there are two Ultimate Electronic stores, I learned as a customer what makes Ultimate Electronics and SoundTrack great. They are the experts in home entertainment with knowledgeable staff, great selection and competitive prices. These attributes converted me to a lifelong customer.” Wattles added, “In my opinion, their past financial problems were created by not being prepared for the executional challenges related to rapid store growth. We now have a great management team experienced in high growth retail, a solid base of core stores and employees who are fanatics about audio/video. These ingredients, combined with the financial resources now available to Ultimate, set us up for long term success.”

Mark Wattles Enterprises, LLC, which is controlled by Mark Wattles, invests primarily in public and private companies in the consumer products and retail sectors. Mark Wattles is the founder, and former Chairman and CEO of Hollywood Entertainment Corporation (Nasdaq: HLYW) which operates a chain of 2006 Hollywood Video stores and 695 Game Crazy stores.

Contact:
Public Relations
Ultimate Acquisition Partners
303-412-2500